SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.   20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 58)*

                              NL INDUSTRIES, INC.
                                (Name of Issuer)

                         Common Stock, $0.125 par value
                         (Title of Class of Securities)

                                  629156 40 7
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                           DALLAS, TEXAS  75240-2694
                                 (972) 233-1700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 18, 1998
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [   ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


CUSIP No.  629156 40 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Tremont Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY


 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               9,768,841
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         9,768,841

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           9,768,841

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.9%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  629156 40 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Valhi, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC and BK

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               39,904,231
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         39,904,231

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           39,904,231

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           77.2%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  629156 40 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Valhi Group, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               39,904,231
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         39,904,231

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           39,904,231

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           77.2%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  629156 40 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           National City Lines, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               39,904,231
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         39,904,231

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           39,904,231

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           77.2%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  629156 40 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           NOA, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Texas

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               39,904,231
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         39,904,231

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           39,904,231

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           77.2%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  629156 40 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Holding Company

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               39,904,231
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         39,904,231

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           39,904,231

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           77.2%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  629156 40 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Rice Agricultural Corporation, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               39,904,231
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         39,904,231

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           39,904,231

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           77.2%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  629156 40 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Southwest Louisiana Land Company, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               39,904,231
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         39,904,231

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           39,904,231

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           77.2%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  629156 40 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Contran Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               39,904,231
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         39,904,231

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           39,904,231

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           77.2%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  629156 40 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           The Combined Master Retirement Trust

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               39,904,231
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         39,904,231

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           39,904,231

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           77.2%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           EP


CUSIP No.  629156 40 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Harold Simmons Foundation, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               39,904,231
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         39,904,231

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           39,904,231

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           77.2%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  629156 40 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Harold C. Simmons

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY


 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               39,973,706
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         39,973,706

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           -0-

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [ X ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN


                                AMENDMENT NO. 58
                                TO SCHEDULE 13D

     This statement on Schedule 13D is hereby amended and restated in its entirety as set forth below, except for Items 3 and 4, which are amended but not restated (collectively, this "Statement").

Item 1.   Security and Issuer.

     This statement relates to shares (the "Shares") of the common stock, par value $0.125 per share, of NL Industries, Inc., a New Jersey corporation (the "Company"). The principal executive offices of the Company are located at Two
Greenspoint Plaza, 16825 Northchase Drive, Suite 1200, Houston, Texas   77060-
2544.

Item 2.   Identity and Background.

     (a) This Statement is filed by (i) Tremont Corporation ("Tremont") and Valhi, Inc. ("Valhi") as the direct holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of Valhi (as described below in this Statement), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran"), The Combined Master Retirement Trust (the "CMRT") and the Harold Simmons Foundation, Inc. (the "Foundation") and (iii) by virtue of his positions with Contran and certain of the other entities (as described in this Statement), Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     Valhi and Tremont are the direct holders of approximately 58.3% and 18.9%, respectively, of the 51,704,439 Shares outstanding as of September 28, 1998 according to information provided by the Company (the "Outstanding Shares"). Valhi and Tremont may be deemed to control the Company. Valhi is the direct holder of approximately 48.5% of the outstanding shares of common stock of Tremont and may be deemed to control Tremont. VGI, National and Contran are the direct holders of 81.9%, 9.5% and 0.7% of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National.
Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of approximately 88.8% and 66.3% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control Southwest and Dixie Rice.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain of Mr. Harold C. Simmons' children and grandchildren (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of such shares.

     The CMRT directly holds approximately 0.1% of each of the outstanding shares of Tremont and Valhi common stock. The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Mr. Simmons is the sole trustee of the CMRT and the sole member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

     The Foundation directly holds approximately 3.9% of the outstanding Tremont common stock and 0.5% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

     The Company and Valmont directly hold approximately 0.6% and 0.5%, respectively, of the outstanding shares of Tremont common stock. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont.

     The Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") directly holds approximately 0.2% of the outstanding Valhi common stock. Boston Safe Deposit and Trust Company serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owed to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Due to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     The Company and Valmont directly own 1,186,200 shares and 1,000,000 shares, respectively, of Valhi common stock. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock owned by Valmont and the Company as treasury stock for voting purposes and for the purposes of this Statement are not deemed outstanding.

     Mr. Harold C. Simmons is chairman of the board, president and chief executive officer of Valhi, VGI, National, NOA, Dixie Holding and Contran. Mr. Simmons is also chairman of the board and chief executive officer of Dixie Rice and Southwest, chairman of the board of the Company and a director of Tremont.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares that Valhi and Tremont hold directly. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     Harold C. Simmons' spouse is the direct owner of 69,475 Shares, 3,747 shares of Tremont common stock and 77,000 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

     Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

     (b)  The principal office of Tremont is 1999 Broadway, Suite 4300, Denver,
Colorado   80202.  The principal offices of Valhi, VGI, National, NOA, Dixie
Holding, Southwest, Dixie Rice and Contran, the CMRT and the Foundation are located at, and the business address of Harold C. Simmons is, Three Lincoln
Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas   75240-2697.  The principal
business address of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542. The principal business address of Southwest is 402 Canal Street, Houma, Louisiana 70360. The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

     (c) Tremont is principally engaged through the Company in the production of titanium dioxide pigments and through other companies in the production of titanium metal products and in real estate development.

     In addition to activities engaged in through Tremont and the Company and the companies they may be deemed to control, Valhi is engaged through other companies in the ergonomic computer support systems, precision ball bearing slides, locking systems and waste management industries.

     In addition to activities engaged in through Valhi and the other companies it may be deemed to control, as described above, and in addition to holding the securities described above, (i) VGI is engaged in holding notes receivable; (ii) National is engaged in holding notes receivable and, directly or through other companies, in real estate, oil and gas activities and the rental and sales of compressors and related products; (iii) Dixie Holding is engaged in holding preferred stock of Contran; (iv) NOA is engaged in real estate and holding notes receivable; (v) Dixie Rice is engaged in land management, agriculture and oil and gas activities; (vi) Southwest is engaged in land management, agriculture and oil and gas activities; and (vii) Contran is engaged through other companies in the production of, among other things, steel rod, wire and wire products.

     The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. The employee benefit plans funded by the trusts participating in the CMRT are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     The Foundation is a tax-exempt foundation organized for charitable purposes.

     (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Contran, Dixie Holding, National, Valhi and Tremont are Delaware corporations. VGI is a Nevada corporation. NOA is a Texas corporation and the Foundation is a Texas non-profit corporation. Dixie Rice and Southwest are Louisiana corporations. The CMRT is governed by the laws of the state of Texas, except as those laws are superseded by federal law. Harold C. Simmons and all the persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.
Item 3.   Source and Amount of Funds or Other Consideration.

     There is no change to the prior disclosure under this item except for the following.

     The total amount of funds Valhi used to acquire the Shares purchased by it as reported in Item 5(c) was $5,934,603.75 (including commissions). Such funds were provided by Valhi's cash on hand. The total amount of funds Tremont used to acquire the Shares purchased by it as reported in Item 5(c) was $14,140,893.00 (including commissions). Such funds were provided by Tremont's cash on hand.

     The Reporting Persons understand that the funds required by each person named in Schedule A to this Statement to acquire Shares were from such person's personal funds.

Item 4.   Purpose of Transaction.

     There is no change to the prior disclosure under this item except for the following.

     Valhi and Tremont purchased the Shares reported in Item 5(c) of this amendment 58 to this Schedule in order to increase their respective equity interests in the Company.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran, other than the CMRT and the Foundation, may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

     As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

     The information included in Item 6 of this Statement is hereby incorporated herein by reference.

     The Reporting Persons understand that prior purchases of Shares by persons named in Schedule B to this Statement (other than Harold C. Simmons) were made for the purpose of each such person's personal investment.

     Certain of the persons named in Schedule B to this Statement, namely Harold
C. Simmons, Glenn R. Simmons, Joseph S. Compofelice, J. Landis Martin and Susan
E. Alderton are directors and/or executive officers of the Company and may acquire Shares from time to time pursuant to employee benefit plans that the Company sponsors or other compensation arrangements with the Company.

     Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) Valhi, Tremont and Harold C. Simmons' spouse are the direct beneficial owners of 30,135,390, 9,768,841 and 69,475 Shares, respectively.

     By virtue of the relationships described under Item 2 of this Statement:

          (1) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT, the Foundation may each be deemed to be the beneficial owner of the 39,904,231 Shares (approximately 77.2% of the Outstanding Shares) directly held by Valhi and Tremont; and

          (2) Harold C. Simmons may be deemed to be the beneficial owner of the 39,973,706 Shares (approximately 77.3% of the Outstanding Shares) directly held by Valhi, Tremont and Mr. Simmons' spouse.

     Except to the extent of his vested beneficial interest in Shares directly held by the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.

     The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission (the "Commission") or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule C to this Statement.

     (b)  By virtue of the relationships described in Item 2:

          (1) Tremont may be deemed to share the power to vote and direct the disposition of the 9,768,841 Shares that it directly holds;

          (2) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to share the power to vote and direct the disposition of the 39,904,231 Shares that Valhi and Tremont directly hold; and

          (3) Harold C. Simmmons may be deemed to share the power to vote and direct the disposition of the 39,973,706 Shares that Valhi, Tremont and Mr. Simmons' spouse directly hold.

     (c) The table below sets forth purchases of the Shares by the Reporting Persons during the last 60 days. Valhi and Tremont purchased all of the following Shares on the New York Stock Exchange, Inc., except for 136,780 and 169,461 Shares, respectively, of the Shares reported below as purchased on September 23, 1998 for $20.50 per Share that Valhi and Tremont purchased in privately negotiated transactions evidenced by the stock purchase agreements attached as Exhibits 2 and 3 to this Statement.

                                  Approximate Price
                                      Per Share
                                    (exclusive of
     Date       Amount of Shares     commissions)     Purchaser
--------------  ----------------  -----------------  -----------
    08/31/98          18,100           $19.0000          Valhi
    08/31/98           1,900           $19.3750          Valhi
    08/31/98             500           $19.5625          Valhi
    08/31/98           2,500           $19.6250          Valhi
    08/31/98          30,500           $19.7500          Valhi
    08/31/98           2,000           $19.8750          Valhi
    09/01/98             400           $19.6875          Valhi
    09/01/98          17,400           $19.7500          Valhi
    09/01/98           7,000           $20.0000          Valhi
    09/01/98           6,300           $20.8750          Valhi
    09/02/98           1,000           $20.8750          Valhi
    09/02/98           2,800           $21.0000          Valhi
    09/03/98          10,000           $21.2500          Valhi
    09/03/98          10,000           $21.5000          Valhi
    09/04/98          20,000           $21.0000          Valhi
    09/08/98          20,000           $20.5000          Valhi
    09/09/98           4,000           $20.2500          Valhi
    09/14/98         115,500           $19.5000         Tremont
    09/14/98           4,300           $19.6250         Tremont
    09/14/98          11,200           $19.6875         Tremont
    09/14/98           5,000           $19.7500         Tremont
    09/14/98           5,000           $19.8750         Tremont
    09/14/98           7,800           $20.5000         Tremont
    09/15/98          15,600           $20.0000         Tremont
    09/15/98          10,000           $20.2500         Tremont
    09/15/98          10,000           $20.3750         Tremont
    09/15/98           5,000           $20.5000         Tremont
    09/16/98          47,200           $19.5000         Tremont
    09/16/98           5,000           $19.6875         Tremont
    09/16/98           5,000           $19.8125         Tremont
    09/16/98           5,000           $19.9375         Tremont
    09/17/98          76,000           $19.2500         Tremont
    09/17/98           6,400           $19.1875         Tremont
    09/17/98          13,800           $19.3750         Tremont
    09/17/98           6,200           $19.7500         Tremont
    09/18/98          20,000           $20.7500         Tremont
    09/21/98          10,900           $20.5000         Tremont
    09/22/98          13,000           $20.5625         Tremont
    09/22/98             400           $20.5000         Tremont
    09/23/98           5,500           $20.5000         Tremont
    09/23/98          10,600           $20.8750         Tremont
    09/23/98          15,000           $20.8750         Tremont
    09/23/98          75,000           $20.6250         Tremont
    09/23/98         169,461           $20.5000         Tremont
    09/23/98         136,780           $20.5000          Valhi
    09/24/98          14,800           $20.0000         Tremont
    09/25/98           6,800           $20.0000         Tremont
    09/28/98           3,600           $19.7500         Tremont
    09/28/98           5,000           $20.0000         Tremont

     (d) Each of Valhi, Tremont and Mr. Simmons' spouse has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares that such entity or person directly holds.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Valhi has entered into a Credit Agreement (the "SoGen Facility") dated as of May 18, 1998 between Valhi and Societe Generale, Southwest Agency ("SoGen"). Borrowings under the SoGen Facility may not exceed $15.0 million and bear interest at the rate announced publicly from time to time by SoGen as its prime rate or at a rate of 1.5% over the LIBOR (the one, two, three or six month rate at Valhi's option), are due May 18, 1998 or such extended maturity date as may be mutually agreed to, and are collateralized by certain Shares. As of September 18, 1998, Valhi had not borrowed any money and had pledged 4,787,210 Shares under the SoGen Facility. The foregoing summary of the SoGen Facility is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by this reference.

     Tremont entered into a Stock Purchase Agreement (the "Tremont Stock Purchase Agreement") as of September 23, 1998 with the Company, Lawrence A. Wigdor, Dennis G. Newkirk and Anthony L. DeGisi whereby Tremont purchased from the individuals to the agreement an aggregate of 169,461 Shares for $20.50 per Share that such individuals were to receive pursuant to certain stock option exercises. The description of the Tremont Stock Purchase Agreement is qualified in its entirety by Exhibit 2, which is incorporated herein by this reference.

     Valhi entered into a Stock Purchase Agreement (the "Valhi Stock Purchase Agreement") as of September 23, 1998 with the Company, J. Landis Martin, Susan
B. Alderton and David B. Garten whereby Valhi purchased from the individuals to the agreement an aggregate of 136,780 Shares for $20.50 per Share that such individuals were to receive pursuant to certain stock option exercises. The description of the Valhi Stock Purchase Agreement is qualified in its entirety by Exhibit 3, which is incorporated herein by this reference.

     The information included in Item 4 of this Statement is hereby incorporated herein by reference.

     Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1* Credit Agreement dated as of May 19, 1998 between Valhi, Inc. and Societe Generale, Southwest Agency.

Exhibit 2* Stock Purchase Agreement dated as of September 23, 1998 among Tremont Corporation, NL Industries, Inc., Lawrence A. Wigdor, Dennis G. Newkirk and Anthony L. DeGisi.

Exhibit 3* Stock Purchase Agreement dated as of September 23, 1998 among Valhi, Inc., NL Industries, Inc., J. Landis Martin, Susan B. Alderton and David B. Garten.

----------

*    Filed herewith.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 28, 1998




                                /s/ Harold C. Simmons
                                --------------------------------
                                Harold C. Simmons
                                Signing in the capacities listed on Schedule
                                "A" attached hereto and incorporated herein by reference.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 28, 1998




                                /s/ J. Landis Martin
                                --------------------------------
                                J. Landis Martin
                                Signing in the capacity listed on Schedule "A" attached hereto and incorporated herein by reference.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 28, 1998





                                /s/ Steven L. Watson
                                --------------------------------
                                Steven L. Watson
                                Signing in the capacities listed on Schedule
                                "A" attached hereto and incorporated herein by reference.

                                   SCHEDULE A

HAROLD C. SIMMONS, in his individual capacity and as trustee of THE COMBINED MASTER RETIREMENT TRUST.


J. LANDIS MARTIN, as chairman of the board, chief executive officer and president of TREMONT CORPORATION.


STEVEN L. WATSON, as vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
VALHI GROUP, INC.
VALHI, INC.



                                   Schedule B


     The names of the directors and executive officers of the Harold Simmons Foundation, Inc. (the "Foundation"), Contran Corporation ("Contran"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Dixie Holding Company ("Dixie Holding"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Valhi Group, Inc. ("VGI"), Valhi, Inc. ("Valhi") and Tremont Corporation ("Tremont") and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of
each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas   75240.

            Name                 Present Principal Occupation
-----------------------------  ---------------------------------

Susan E. Alderton (1)          Vice president and chief
                               financial officer of NL
                               Industries, Inc. (the "Company");
                               and director of Tremont.

Eugene K. Anderson             Vice president of Contran, Dixie
                               Holding, NOA, National, VGI and
                               Valhi; and treasurer of the
                               Foundation.

Richard J. Boushka (2)         Director of Tremont; principal of
                               Boushka Properties, a private
                               investment firm.

F. Murlyn Broussard (3)        Treasurer of Southwest.

Joseph S. Compofelice (4)      Chairman of the board and chief
                               executive officer of CompX
                               International Inc., a
                               manufacturer of computer support
                               systems, drawer slides and
                               locking systems that is
                               affiliated with Valhi ("CompX");
                               executive vice president of
                               Valhi; and a director of the
                               Company and Titanium Metals
                               Corporation, a producer of
                               titanium metal products ("TIMET")
                               that is affiliated with Tremont.

Norman S. Edelcup (5)          Director of Valhi; chairman of
                               the board of Item Processing of
                               America Inc., a processing
                               service bureau.

Lisa Simmons Epstein           Director and president of the
                               Foundation.

Kenneth R. Ferris (6)          Director of Valhi; Distinguished
                               Professor at the American
                               Graduate School of International
                               Management.

J. Mark Hollingsworth          General counsel of CompX,
                               Contran, Dixie Holding, Dixie
                               Rice, the Foundation, NOA,
                               National, Southwest, VGI and
                               Valhi.

Keith A. Johnson               Controller of the Foundation.

William J. Lindquist           Vice president and tax director
                               of CompX, Contran, Dixie Holding,
                               Dixie Rice, NOA, National,
                               Southwest, VGI and Valhi; and a
                               director of Contran.

J. Landis Martin (7)           President, chief executive
                               officer and a director of the
                               Company; chairman of the board
                               and chief executive officer of
                               TIMET; and chairman of the board,
                               president and chief executive
                               officer of Tremont.

Andrew McCollam, Jr. (3)       Director of Dixie Rice; president
                               and director of Southwest; and a
                               private investor.

Harold M. Mire (8)             Vice president of Dixie Rice and
                               Southwest.

J. Thomas Montgomery, Jr. (7)  Vice president-finance and
                               treasurer of TIMET; and vice
                               president-controller and
                               treasurer of Tremont

Robert E. Musgraves (7)        Vice president, general counsel
                               and secretary of TIMET and
                               Tremont.

Bobby D. O'Brien               Vice president and treasurer of
                               CompX, Contran, Dixie Holding,
                               Dixie Rice, NOA, National, VGI
                               and Valhi; and vice president of
                               Southwest.

Glenn R. Simmons               Vice chairman of the board of
                               Contran, Dixie Holding, NOA,
                               National, VGI and Valhi; director
                               of the Company, Tremont and
                               CompX; director and executive
                               vice president of Southwest and
                               Dixie Rice; chairman of the board
                               of Keystone Consolidated
                               Industries, Inc. ("Keystone"), a
                               manufacturer of steel rod, wire
                               and wire products that is
                               affiliated with Contran.

Harold C. Simmons              Chairman of the board and chief
                               executive officer and president
                               of Contran, Dixie Holding, NOA,
                               National, VGI and Valhi; chairman
                               of the board and chief executive
                               officer of Dixie Rice and
                               Southwest; chairman of the board
                               of the Company; director of
                               Tremont; a director and chief
                               executive officer of the
                               Foundation; and trustee and
                               member of the trust investment
                               committee of The Combined Master
                               Retirement Trust.

Robert W. Singer               Vice president of Contran and
                               Valhi; president and chief
                               executive officer of Keystone.

Richard A. Smith (8)           Director and president of Dixie
                               Rice.

Thomas P. Stafford (9)         Director of Tremont; co-founder
                               of Stafford, Burke and Hecker,
                               Inc., a consulting company;
                               director of Allied-Signal, Inc.,
                               CMI Corporation and Seagate
                               Technologies, Inc.

Avy H. Stein (10)              Director of Tremont; managing
                               partner of Willis, Stein &
                               Partners, a private equity
                               investment firm.

Gregory M. Swalwell            Controller of Contran, Dixie
                               Holding, NOA, National,
                               Southwest, VGI and Valhi.

J. Walter Tucker, Jr. (11)     President, treasurer and a
                               director of Tucker & Branham,
                               Inc., a mortgage banking,
                               insurance and real estate
                               company; vice chairman of the
                               board of Keystone; and a director
                               of Valhi.

Steven L. Watson               Vice president and secretary of
                               CompX, Contran, Dixie Holding,
                               Dixie Rice, NOA, National,
                               Southwest, VGI and Valhi;
                               director of Contran and Dixie
                               Rice; and a director and vice
                               president of the Foundation.

----------

(1)  The principal business address for Ms. Alderton is 70 East 55th Street, 8th
     Floor, New York, New York   10022.  Ms. Alderton is a citizen of the United
     Kingdom.

(2)  The principal business address for Mr. Boushka is 7701 East Kellogg, Suite
     650, Wichita, Kansas   67207.

(3)  The principal business address for Messrs. Broussard and McCollam is 402
     Canal Street, Houma, Louisiana   70360.

(4)  The principal business address for Mr. Compofelice is Two Greenspoint
     Plaza, 16825 Northchase Drive, Suite 1200, Houston, Texas   77060.

(5)  The principal business address for Mr. Edelcup is 5190 N.W. 167th Street,
     Suite 300, Miami, Florida   33014.

(6)  The principal business address for Dr. Ferris is 15249 North 59th Avenue,
     Glendale, Arizona   85306-6000.

(7)  The principal business address for Messrs. Martin, Montgomery and Musgraves
     is 1999 Broadway, Suite 4300, Denver, Colorado   80202.

(8)  The principal business address for Messrs. Mire and Smith is 600 Pasquiere
     Street, Gueydan, Louisiana   70542-0010.

(9)  The principal business address for Mr. Stafford is 1006 Cameron Street,
     Alexandria, Virginia   22314.

(10) The principal business address for Mr. Stein is 227 West Monroe St., Suite
     4300, Chicago, Illinois   60606.

(11) The principal business address for Mr. Tucker is 400 E. Central Boulevard,
     Orlando, Florida   32801.


                                   SCHEDULE C


     Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

             Name                  Shares Held     Options Held (1)
-------------------------------  ----------------  ----------------

Susan E. Alderton (2)                 53,036            39,600

Eugene K. Anderson                        -0-               -0-

Richard J. Boushka                        -0-               -0-

F. Murlyn Broussard                       -0-               -0-

Joseph S. Compofelice (3)             50,231           115,600

Norman S. Edelcup                         -0-               -0-

Lisa Simmons Epstein                   1,000                -0-

Kenneth R. Ferris (4)                  2,200                -0-

J. Mark Hollingsworth (5)                500                -0-

Keith A. Johnson (6)                   3,906                -0-

William J. Lindquist                      -0-               -0-

J. Landis Martin (7)                 224,230           334,000

Andrew McCollam, Jr.                      -0-               -0-

Harold M. Mire                            -0-               -0-

J. Thomas Montgomery, Jr.              8,500                -0-

Robert E. Musgraves                       -0-               -0-

Bobby D. O'Brien                          -0-               -0-

Glenn R. Simmons                       6,800                -0-

Harold C. Simmons (8)                     -0-               -0-

Robert W. Singer                          -0-               -0-

Richard A. Smith                          -0-               -0-

Thomas P. Stafford                        -0-               -0-

Avy H. Stein                              -0-               -0-

Gregory M. Swalwell                       -0-               -0-

J. Walter Tucker, Jr.                     -0-               -0-

Steven L. Watson                      12,000                -0-

----------

(1) Represents Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2) Includes 11,879 Shares credited to Ms. Alderton's account under the NL Industries, Inc. Retirement Savings Plan (the "Savings Plan").

(3) Includes (i) 7,231 Shares credited to Mr. Compofelice's account under the Savings Plan and(ii) 42,000 Shares that Mr. Compofelice and his wife hold as joint tenants.

(4) Comprises 2,200 Shares Dr. Ferris holds in his individual retirement account.

(5) Comprises 500 Shares Mr. Hollingsworth holds in his individual retirement account.

(6) Includes 500 Shares that Mr. Johnson's spouse holds in an individual retirement account.

(7) Includes 14,089 Shares credited to Mr. Martin's account under the Savings Plan.

(8) Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares as described in Item 5(a) of this Statement. Mr. Simmons disclaims beneficial ownership of all Shares.

                                 EXHIBIT INDEX

Exhibit 1* Credit Agreement dated as of May 19, 1998 between Valhi, Inc. and Societe Generale, Southwest Agency.

Exhibit 2* Stock Purchase Agreement dated as of September 23, 1998 among Tremont Corporation, NL Industries, Inc., Lawrence A. Wigdor, Dennis G. Newkirk and Anthony L. DeGisi.

Exhibit 3* Stock Purchase Agreement dated as of September 23, 1998 among Valhi, Inc., NL Industries, Inc., J. Landis Martin, Susan B. Alderton and David B. Garten.

----------

*    Filed herewith.